================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                   For the three months ended March 31, 2002




                                   PRIMACOM AG
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      HEGELSTRASSE 61, 55122 MAINZ, GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)


                          Form 20-F [X] Form 40-F. [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.


                                 Yes [ ] No [X]


If "yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

PrimaCom AG's financial statements for the three months ending March 31, 2002 are attached to this Form 6-K.

================================================================================

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     PRIMACOM AG


                                     By: /s/ PAUL THOMASON

                                     -------------------------------------------
                                     Name:   Paul Thomason
                                     Titles: Member of the Management Board
                                             and Chief Financial Officer




                                     By: /s/ STEFAN SCHWENKEDEL
                                     -------------------------------------------
                                     Name:   Stefan Schwenkedel
                                     Titles: Member of the Management Board
                                             and Chief Strategic and Development
                                             Officer

Date: May 29, 2002

                                           PRIMACOM AG

                                            FORM 6-K

                                              INDEX

                                                                                                          Page
                                                                                                          ----
          Item 1   Financial Information

                   Condensed consolidated statements of operations
                       Three months ended March 31, 2002 and 2001..........................................  4

                   Condensed consolidated balance sheets
                       March 31, 2002 and December 31, 2001................................................  5

                   Condensed consolidated statements of cash flows
                       Three months ended March 31, 2002 and 2001..........................................  6

                   Notes to condensed consolidated financial statements....................................  7

          Item 2   Management's discussion and analysis of financial condition and results of operations... 12

ITEM 1:  FINANCIAL INFORMATION


                                          PRIMACOM AG AND SUBSIDIARIES

                               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 (IN THOUSANDS)
                                                   (UNAUDITED)

                                                             FOR THREE MONTHS ENDED MARCH 31,
                                                        --------------------------------------------
                                                            2001             2002           2002
                                                        --------------    -----------    -----------
                                                             EURO            EURO           U.S.$
Revenues............................................        38,852          43,900          38,268
Operating costs and expenses:
  Operations........................................         9,162          11,500          10,025
  Selling, general and administrative...............         9,488           9,960           8,682
  Corporate overhead................................         3,881           3,705           3,230
  Depreciation and amortization.....................        26,580          19,764          17,228
                                                        --------------    -----------    -----------
Total...............................................        49,111          44,929          39,165
                                                        --------------    -----------    -----------
Operating loss......................................       (10,259)         (1,029)           (897)

Interest expense:
  Bank debt.........................................        16,660          14,015          12,217
  Sale-leaseback....................................           371             250             218
                                                        --------------    -----------    -----------
Total...............................................        17,031          14,265          12,435
Other income........................................           205              --              --
Loss from continuing operations before income
  taxes and other items.............................       (27,085)        (15,294)        (13,332)
Income tax benefit .................................           460           2,420           2,110
                                                        --------------    -----------    -----------
Loss before minority interest and equity earnings...       (26,625)        (12,874)        (11,222)
Minority interest in net income of subsidiaries.....           (36)            (14)            (12)
Equity loss in affiliate............................           (64)             --              --
                                                        --------------    -----------    -----------
Loss from continuing operations.....................       (26,725)        (12,888)        (11,234)
Cumulative effect of change in accounting
  principle.........................................          (946)             --              --
                                                        --------------    -----------    -----------
Net loss............................................       (27,671)        (12,888)        (11,234)
                                                        ==============    ===========    ===========
Loss per share:
  Basic and diluted:................................         (1.40)          (0.65)          (0.57)
                                                        ==============    ===========    ===========

SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                          PRIMACOM AG AND SUBSIDIARIES

                                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                                 (IN THOUSANDS)

                                                                           MARCH 31,
                                                                          (UNAUDITED)
                                              DECEMBER 31,      -------------------------------
                                                 2001               2002              2002
                                            ----------------    -------------    --------------
                                                  EURO               EURO             U.S.$
Cash......................................         2,933              2,259            1,969
Trade accounts receivable -- net..........         8,177              7,718            6,728
Other current assets......................        10,762             13,790           12,021
                                            ----------------    -------------    --------------
Total current assets......................        21,872             23,767           20,718

Property and equipment -- net.............       576,695            568,376          495,455
Goodwill -- net...........................       320,095            320,346          279,247
Customer lists -- net.....................        53,055             51,752           45,112
Deferred tax assets.......................        61,439             63,993           55,783
Other assets..............................        48,409             54,420           47,437
                                            ----------------    -------------    --------------
TOTAL ASSETS..............................     1,081,565          1,082,654          943,752
                                            ================    =============    ==============

Accounts payable..........................        25,157             28,577           24,911
Accrued expenses..........................        31,331             30,400           26,500
Deferred revenue..........................         2,225              4,472            3,898
Deferred purchase obligations.............        10,984              7,057            6,152
Sale-leaseback obligations -- current....          3,976              3,787            3,301
Bank and other debt -- current............           554                552              481
                                            ----------------    -------------    --------------
Total current liabilities.................        74,227             74,845           65,243

Sale-leaseback obligations................         5,617              4,630            4,036
Convertible second secured loan...........            --            375,625          327,428
Revolving credit facility and other debt..       831,529            469,715          409,458
                                            ----------------    -------------    --------------
TOTAL LIABILITIES.........................       911,373            924,815          806,165
Minority interest.........................           200                224              195

SHAREHOLDERS' EQUITY
Registered capital........................        50,582             50,582           44,092
Additional paid-in capital................       359,754            360,265          314,044
Accumulated deficit.......................      (240,344)          (253,232)        (220,744)
                                            ----------------    -------------    --------------
TOTAL SHAREHOLDERS' EQUITY................       169,992            157,615          137,392
                                            ----------------    -------------    --------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY....................     1,081,565          1,082,654          943,752
                                            ================    =============    ==============

SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)



                                                        FOR THE THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------------------------
                                                        2001            2002            2002
                                                    -------------   -------------   -------------
                                                        EURO            EURO           U.S.$
OPERATING ACTIVITIES
   Net cash provided by operating activities..             3,933           8,894           7,751
INVESTING ACTIVITIES
Purchases of property and equipment...........           (12,750)         (9,913)         (8,641)
Proceeds from sale of property and equipment..               788              39              34
Acquisitions of businesses, net of cash
   acquired...................................            (2,197)           (372)           (324)
Acquisitions of additional interest in
   majority owned subsidiaries................              (500)             --              --
                                                    -------------   -------------   -------------
Net cash used in investing activities.........           (14,659)        (10,246)         (8,931)
FINANCING ACTIVITIES
Proceeds from credit facilities...............            10,000          10,000           8,717
Proceeds from term loan.......................                --         375,000         326,889
Repayments of credit facilities...............                --        (375,000)       (326,889)
Proceeds from bank overdrafts.................             3,875           3,184           2,776
Payment of bank financing fees................                --          (7,388)         (6,440)
Repayment of deferred purchase obligations....            (1,533)         (3,942)         (3,436)
Repayments of Deutsche Telekom loan...........               (30)             --              --
Repayments of related party liabilities.......              (245)             --              --
Repayments of sale-leaseback obligations......            (1,039)         (1,176)         (1,025)
                                                    -------------   -------------   -------------
Net cash provided by financing activities.....            11,028             678             592
                                                    -------------   -------------   -------------
Net increase (decrease) in cash and cash
   equivalents................................               302            (674)           (588)
Cash and cash equivalents at beginning of
   period.....................................             4,643           2,933           2,557
                                                    -------------   -------------   -------------
Cash and cash equivalents at end of period....             4,945           2,259          1,9769
                                                    =============   =============   =============


SEE ACCOMPANYING NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of PrimaCom AG ("PrimaCom" or "the Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001 included in the Company's Annual Report on Form 20-F.

    All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

    All amounts herein are shown in Euro and for the three months ended March 31, 2002 are also presented in U.S. dollars ("U.S.$"), presented solely for the convenience of the reader at the rate of Euro 1.1472 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2002. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.   RECLASSIFICATIONS

    Certain amounts in the prior year have been reclassified to conform to the 2002 condensed consolidated financial statement presentation.

3.   ACCOUNTING CHANGES

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of Euro 946,000, net of tax, from the cumulative effect of a change in accounting principle.

    The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financial activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company purchased interest rate-cap and floor agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges of borrowings under its variable-rate revolving credit facility during the next five years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitled the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. The contracts are not designated as hedges and are therefore marked-to-market each period through earnings
(loss) as a component of interest expense.

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets are generally amortized over their useful lives.

    The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of FAS 142 resulted in an approximate Euro 8,800,000 decrease to the first quarter's net loss and is expected to result in a decrease in net loss of approximately Euro 35,300,000 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002. However, the Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. For the three months ended March 31, 2002, the total amortization expense for intangible assets was Euro 1,494,000.

    On January 1, 2002, the company adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." There was no impact to the company's operating results or financial position related to the adoption of this standard.

4.   ACQUISITIONS

    On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately Euro 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden ("TKK") for total consideration of approximately Euro 1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhuttenstadt, ("TKE") for total consideration of approximately Euro 26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately Euro 7,414,000. The Company advanced approximately Euro 2,045,000 to the shareholders of TKE and the remaining purchase obligation of approximately Euro 5,369,000 is recorded in deferred purchase obligations as of March 31, 2002. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

    On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH ("Kutz") for total consideration of approximately Euro 1,180,000. Under the terms of the purchase agreement, the Company and Kutz both had option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately Euro 3,415,000, which was recorded in deferred purchase obligations as of December 31, 2001. In March 2002, Kutz exercised its option to sell the remaining 49% to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

    The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.

5.   BANK DEBT

    In 2001, the Company received commitments from a group of international banks to amend its existing Euro 1.0 billion revolving credit facility ("Facility") and Euro 375,000,000 senior working capital facility. These amendments released certain security and restated certain other terms and conditions, including borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately Euro 7,800,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately Euro 14,263,000 in connection with this amendment of which approximately Euro 7,388,000 was paid in the first quarter ended March 31, 2002. These fees are being amortized to interest expense over the remaining term of the loan agreement.

    On March 26, 2002, the Company completed the refinancing of its Facility and senior working capital facility. The amended senior working capital facility, which is subject to shareholder approval, was conditionally replaced by a Euro 375,000,000 convertible second secured term loan facility, which was utilized in full and those borrowings were used to repay an equivalent amount of outstanding borrowings under the Facility. The convertible second secured term facility is convertible to common shares of the Company or PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios. If the shareholders do not approve the new convertible second secured term facility, the banks can elect to revert to the senior secured and working capital facilities or continue under the terms of the second secured facility without the ability to convert the debt into shares of PrimaCom AG or PrimaCom Management GmbH. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to Euro 625,000,000.

6.   LOSS PER SHARE

    The following table sets forth the computation of basic and diluted loss per share:



                                                       THREE MONTHS
                                                      ENDED MARCH 31,
                                                 -------------------------
                                                    2001           2002
                                                 -----------    ----------
           Numerator:
             Net loss (Euro in thousands).....        27,671        12,888
           Denominator:
             Weighted average shares..........    19,752,608    19,786,052
           Basic and diluted loss per
             share (Euro).....................        (1.40)        (0.65)


    Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

7.   LITIGATION RELATING TO PRIMACOM

         LITIGATION WITH HOUSING ASSOCIATIONS

    During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with the Company, brought a civil action seeking to limit the Company's ability to increase the subscriber fees charged by the Company to tenants of the housing association without the prior consent of the housing association. This action was dismissed on March 6, 2001 by the federal court of justice (BUNDESGERICHTSHOF), which held that the concession agreement clause requiring prior approval of the housing-association improperly restrained competition.

    However, in December 1998, GGG gave notice of termination of the concession agreement with effect from December 31, 1999, approximately 12 years prior to the end of its term. GGG stated that the termination was based on its allegation that the Company breached the concession agreement when the Company increased prices without the consent of GGG, which was the subject of the lawsuit described above. GGG also alleged that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. The Company rejected the early termination and GGG sought judicial confirmation of its early termination, filing another civil action against the Company with the regional court (LANDGERICHT) in Chemnitz. On January 7, 2000, the court dismissed the action. In effect, the court's decision confirmed the Company's long-term contract with GGG. In February 2000, GGG appealed the decision to the superior court (OBERLANDESGERICHT) in Dresden. This action was also dismissed on December 20, 2001.

    In October 1999, WOHNUNGSBAUGENOSSENSCHAFT WENDENSCHLOSS E.G., through which the Company serves 1,365 subscribers, has applied to the regional court (LANDGERICHT) in Berlin for a judgment permitting the early termination of its concession agreement. The court has held that the concession agreement is terminable after 12 years. Based on this decision the contract would expire 13 years earlier on January 10, 2003. The Company has appealed the decision to the court of appeal (KAMMERGERICHT) in Berlin and a hearing has been scheduled for July 2, 2002.

    In February 2001, EISENHUTTENSTADTER WOHNUNGSBAUGENOSSENSCHAFT E. G. has sought confirmation at the regional court (LANDGERICHT) in Frankfurt (Oder) that the concession agreement with a term of 25 years could be terminated earlier. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. The Company has appealed the decision to the superior court (Oberlandesgericht) in Brandenburg. We are awaiting the decision of the court.

    In April 2001, WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH applied to the regional court (Landgericht) in Magdeburg for a judgment prohibiting the Company from serving approximately 6,500 customers in certain premises of Wohnungsbaugenossenschaft Magdeburg mbH. The commercial chamber (Kammer fur Handelssachen) finalized its decision on February 14, 2002. The commercial court decided that PrimaCom is not allowed to serve their customers in certain premises of Wohnungbaugenossenschaft Magdeburg mbH and that PrimaCom has to remove its cable network in these premises. The Company appealed this decision to the superior court (Oberlandesgericht) in Naumburg, which has not yet set a hearing date.

    Since August 2001, customers of WOHNUNGSBAUGENOSSENSCHAFT LIPSIA EG are filing temporary injunctions against the Company because of the latest fee increase and termination of contracts. The district court Leipzig issued certain injunctions against the Company but the Company believes that it will eventually prevail in the main proceedings.

    In October 2001, MEDIA EQUITY MANAGMENT, INC. filed a complaint in United States state court against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of the Company), TV-3, and Mr. Midrowsky (former Televis Grimma GmbH shareholder). This complaint seeks judgment pursuant to written loan agreements and/or promissory notes and/or guaranty instruments against Vogtlandische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for $60,000; against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3, and Mr. Midrowsky for $ 3.2 million and against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for $1.2 million. All these defendants filed dismissal motions challenging personal jurisdiction that are still pending. Media Equity Managment, Inc. filed an amended complaint which added the parties, Informat Leasing GmbH and the Company. This amended complaint alleged that Informat Leasing GmbH was the successor to

Kabelfernsehen Zwenkau GmbH by name change and that the Company was the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against the Company was made in the sum of $4.4 million. The lawsuit was removed from state court to U.S. district court. Dismissal motions were filed on behalf of these parties as well, challenging personal jurisdiction. The Company believes there will be no ruling for several months.

    PROGRAMMING LITIGATION WITH PROGRAM PROVIDERS

    In the proceedings of the actions of Kabel 1 and Pro 7 against the Company preventing it from distributing the programs in both analog and digital format, the regional court (LANDGERICHT) in Leipzig dismissed the actions declaring that it lacked jurisdiction because the parties have also instituted arbitration proceedings. Kabel 1 and Pro 7 have appealed the decision to the court of appeal (OBERLANDESGERICHT) in Dresden. The first hearing for Kabel 1 was scheduled for October 23, 2001 and the first hearing for Pro 7 was scheduled for December 4, 2001. The parties decided at the last hearing to suspend both proceedings until August 2002.

    Various other legal matters are pending against the Company. In the opinion of management, the ultimate resolution of such legal proceedings and claims, including the matters described above, will not have a material effect on the Company's consolidated financial position or results.

8.   SEGMENT DISCLOSURE

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

    The Company has two reportable segments based on geographic location:
Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

    Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

    The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.


                                                      THREE MONTH ENDED MARCH 31,
                                                       2001                2002
                                                  --------------      --------------
       Germany
           Analog cable.......................           28,495              28,565
           Digital cable......................               11                 100
           High-speed internet................              210                 333
           Other revenue......................              461                 872
                                                  --------------      --------------
                                                         29,177              29,870

       The Netherlands
           Analog cable.......................            7,728               8,278
           Digital cable......................              207                 157
           High-speed internet................              452               3,710
           Other revenue......................            1,288               1,885
                                                  --------------      --------------
                                                          9,675              14,030
                                                  --------------      --------------
           TOTAL REVENUES.....................           38,852              43,900
                                                  ==============      ==============

       Germany................................            5,952               1,279
       The Netherlands........................            4,307                (250)
                                                  --------------      --------------
           TOTAL OPERATING LOSS (PROFIT)......           10,259               1,029
                                                  ==============      ==============

       Germany................................           16,602              14,351
       The Netherlands........................              429                 (86)
                                                  --------------      --------------
           TOTAL INTEREST EXPENSE (NET).......           17,031              14,265
                                                  ==============      ==============

       Germany................................           17,407              12,869
       The Netherlands........................            9,173               6,895
                                                  --------------      --------------
           TOTAL DEPRECIATION AND
           AMORTIZATION.......................           26,580              19,764
                                                  ==============      ==============

       Germany................................          691,103             677,728
       The Netherlands........................          368,591             381,159
                                                  --------------      --------------
           TOTAL LONG-LIVED ASSETS............        1,059,694           1,058,887
                                                  ==============      ==============

       Germany................................           10,749               6,183
       The Netherlands........................            2,001               3,693
                                                  --------------      --------------
           TOTAL CAPITAL EXPENDITURES.........           12,750               9,876
                                                  ==============      ==============


ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 AND MARCH 31, 2002

    REVENUES. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

    Total revenue increased by 13.0% from Euro 38,852,000 in the first quarter of 2001 to Euro 43,900,000 in the first quarter of 2002. The primary factors which impacted revenue growth were the QuickNet acquisition in the third quarter of 2001 in the Netherlands, the acquisition of cable networks in Germany, and the growth in our high speed Internet access services.

                                                                             MARCH 31,       MARCH 31,
                                                                               2001            2002
                                                                           -------------    -----------
Homes passed by coax 450 MHz networks................................        1,401,339       1,421,814
Analog CATV subscribers served by 450 MHz............................          912,336         916,398
Homes passed by fiber................................................          523,000         560,819
Ready-for-service homes 862 MHz networks.............................          418,000         449,883
Analog CATV subscribers served by 862 MHz............................          392,545         384,481
Digital TV subscribers...............................................            5,997          12,093
Internet subscribers.................................................           24,524          39,131
Data communication subscribers.......................................              366             792
                                                                           -------------    -----------
Total revenue generating units.......................................        1,335,768       1,352,895
                                                                           =============    ===========

    The number of revenue generating units increased by 17,127 from 1,335,768 at March 31, 2001 to 1,352,895 at March 31, 2002. The primary factor responsible for this growth was the increase in high speed Internet access and digital television customers.

      The revenue derived from the analog cable television subscriber base increased by Euro 620,000 from Euro 36,223,000 in the first quarter of 2001 to Euro 36,843,000 in the first quarter of 2002. In The Netherlands analog cable television revenue increased from Euro 7,728,000 in the first quarter of 2001 to Euro 8,278,000 in the first quarter of 2002. The 7.1% increase in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business was up slightly with Euro 28,495,000 in the first quarter ended March 31, 2001, and Euro 28,565,000 for the same period in 2002.

    The average revenue per analog television subscriber was Euro 9.43 for the three months period ended March 31, 2002 and Euro 9.27 for the period ended March 31, 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately Euro 9.16 and our German operations reported an average revenue of Euro 9.51 in the first quarter ended March 31, 2002. We expect future revenue growth from the analog television service to be limited to scheduled rate increases on the existing subscriber base.

    For the first quarter ended March 31, 2002, we passed approximately 560,819 homes with fiber optic cable and had upgraded approximately 449,883 homes to 862 MHz with two way capability. Approximately 326,000 of the ready-for-service homes at March 31, 2002 were owned and operated by Multikabel. The remaining 123,883 ready-for-service homes were upgraded in Germany. Including the Multikabel subscribers, approximately 34.6% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access services.

    For the first quarter of 2002, Multikabel contributed Euro 3,710,000 of high-speed Internet access revenue compared to Euro 452,000 in the first quarter of 2001. Strong growth in the subscriber base for this product made a significant contribution. Total high-speed Internet subscribers in The Netherlands increased by 70.8% from 19,039 at March 31, 2001 to 32,526 at March 31, 2002. Penetration of high-speed Internet access customers to ready-for-service homes increased from 5.9% in 2001 to 10.0% in 2002. The other significant contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average revenue per subscriber. The primary factor responsible for this increase was the acquisition of QuickNet. Prior to July 1, 2001, QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately Euro 8.50 per customer for the customers QuickNet served on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to serve these customers directly. In addition to this structural change, we were also able to increase the monthly rates for the high-speed service.

    In Germany, revenue contributed from the high-speed Internet access service increased by 58.6% from Euro 210,000 in the first quarter of 2001 to Euro 333,000 in the first quarter of 2002. The primary factor was the increase in average customers. At March 31, 2002, we served 6,605 customers (including 2,728 dial-up customers) compared to 5,485 (including 3,607 dial-up customers) at March 31, 2001. Penetration of high-speed Internet access customers to ready-for-service homes increased from 1.9% at March 31, 2001 to 3.1% at March 31, 2002.

    We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average revenue per subscriber is expected to remain close to the current level. Revenue growth from this sector should therefore remain strong over the next two to five years.

    Digital television revenue increased from Euro 218,000 in the first quarter of 2001 to Euro 257,000 in the first quarter of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital television increased from Euro 11,000 in the first quarter of 2001 to Euro 100,000 in the first quarter of 2002. An increase in subscribers from 1,522 at March 31, 2001 to 7,287 at March 31, 2002 accounts for the growth. At March 31, 2002 the penetration rate for digital subscribers for our ready-for-service homes was 5.88%. Multikabel contributed digital television revenue of Euro 157,000 for first quarter of 2002 down from Euro 207,000 recorded for the first quarter of 2001. At March 31, 2002, Multikabel served 4,806 digital television subscribers, compared to 4,475 at March 31, 2002. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

    In The Netherlands, we receive revenue for the data communication services we provide to small-and medium-sized businesses and schools. Multikabel served approximately 112 small-and medium-sized businesses and 254 schools at the end of March 2001, which contributed Euro 626,000 of revenue for the first quarter of 2001. At the end of March 2002, Multikabel served 209 small-and medium-sized businesses and 583 schools, which contributed Euro 1,084,000 to revenue in the first quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow steadily for the next few years as our penetration of small- and medium-sized business increases.

    Other revenue increased by Euro 550,000 from Euro 1,123,000 in the first quarter of 2001 to Euro 1,673,000 in the first quarter of 2002. Other revenue includes signal delivery fees, which increased from Euro 46,000 in the first quarter of 2001 to Euro 55,000 in the first quarter of 2002. Carriage fees charged to programmers for the distribution of their programs increased to Euro 408,000 in the first quarter of 2002 from Euro 318,000 the first quarter of 2001. Miscellaneous revenue, which is made up of several items, increased from Euro 759,000 in the first quarter of 2001 to Euro 1,210,000 in the first quarter of 2002.

    OPERATIONS. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks and other repair and maintenance expense relating to our networks.

    Operations costs increased by 25.5% from Euro 9,162,000 in the first quarter of 2001 to Euro 11,500,000 in the first quarter of 2002. The primary factor responsible for the increase was the acquisition of QuickNet, which occurred in July of 2001 and incurred operations costs of approximately Euro 1,095,000 or 46.8% of the increase in the first quarter of 2002. In our German operations, operating costs increased by 13.6% from Euro 6,861,000 in the first quarter of 2001 to Euro 7,796,000 in the first quarter of 2002. Due to the reduced construction and upgrade of networks, more labor costs for personnel responsible for network construction were charged directly to expense since they were working less on network build-out in the first quarter of 2002.

    In total, operating costs associated with digital television, high speed Internet access and data communications services increased from Euro 1,062,000 in the first quarter ended March 31, 2001 to Euro 2,889,000 in the first quarter of 2002. Operating costs associated with analog cable television were approximately Euro 8,611,000 and Euro 8,100,000 for the first quarters ended March 31, 2002 and March 31, 2001, respectively. As a percentage of revenue, operations costs increased from 23.6% in the first quarter of 2001 to 26.2% in the first quarter of 2002 and March 31, 2001, respectively. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to the broadband products and services, which tend to have a lower gross profit margin than analog cable television.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primary include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

    Selling, general and administrative expenses increased by 5.0% to Euro 9,960,000 in the first quarter of 2002 from Euro 9,488,000 in the first quarter of 2001. In our German operations, selling, general and administrative expenses decreased by Euro 549,000 from Euro 7,328,000 in the first quarter of 2001 to Euro 6,779,000 in the first quarter of 2002. This decrease was offset by an increase of selling, general and administration expenses in our Netherlands operations by Euro 1,021,000 from Euro 2,160,000 in the first quarter of 2001 to Euro 3,181,000 in the first quarter of 2002. The factor responsible for the increase in our Netherlands operations was the acquisition of QuickNet, which incurred selling, general and administrative expenses of Euro 735,000 in the first quarter of 2002.

    Approximately Euro 3,703,000, or 37.2% of our selling, general and administrative expenses incurred in the first quarter of 2002 can be directly related to our digital television and high speed Internet access businesses. The remaining Euro 6,257,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses decreased from 24.4% in the first quarter of 2001 to 22.7% in the first quarter of 2002. We expect the percentage of revenue to selling, general and administrative expenses to slowly decline over time as revenue growth is expected to exceed increases in theses expenses.

    CORPORATE OVERHEAD. Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

    Corporate overhead declined by 4.5% from Euro 3,881,000 in the first quarter of 2001 to Euro 3,705,000 in the first quarter of 2002. Noncash compensation expense associated with our stock option plan declined by 39.5% from Euro 844,000 in the first quarter of 2001 to Euro 511,000 in the first quarter of 2002. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in February 1999, a reduction in personnel and associated options. In aggregate noncash compensation expense accounted for 13.8% of total corporate overhead in the first quarter of 2002. The cash component of corporate overhead increased by Euro 157,000. As a percentage of revenue, corporate overhead declined from 10.0% in the first quarter of 2001 to

8.4% in the first quarter of 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by 25.6% from Euro 26,580,000 in the first quarter of 2001 to Euro 19,764,000 in the first quarter of 2002, primarily due to on the new rules on accounting for goodwill and other intangible assets. The non-amortization provisions of the new goodwill accounting standard resulted in a Euro 8,800,000 decrease in amortization expense for goodwill. The goodwill amortization expense for the three-months ended March 31, 2001 was Euro 8,791,000.

    OPERATING LOSS. Operating loss decreased by Euro 9,230,000 from
Euro 10,259,000 in the first quarter of 2001 to Euro 1,029,000 in the first quarter of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in noncash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance which is primarily attributed to in the high speed Internet access sector. Our digital television and high speed Internet access business segments contributed approximately Euro 5,502,000 of revenue and approximately Euro 6,592,000 of costs and expenses in the first quarter of 2002 compared to revenue and costs and expenses of Euro 1,699,000 and Euro 5,103,000 respectively in the first quarter of 2001.

     INTEREST EXPENSE. Interest expense includes the interest accrued on our bank borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings. Interest expense decreased by Euro 2,766,000 from Euro 17,031,000 in the first quarter of 2001 to Euro 14,265,000 in 2002. The primary factor responsible for the decrease was the recognition of non-cash interest income of Euro 1,832,000 due to the increase in the fair value of our interest rate caps and collars during the first quarter of 2002 compared to an expense of Euro 1,171,000 in the first quarter of 2001. The average bank debt outstanding increased from approximately Euro 743,114,000 in the first quarter of 2001 to Euro 838,988,000 in the first quarter of 2002. The average interest rate decreased from 7.35% in the first quarter of 2001 to 5.69% in the first quarter of 2002. The primary factors responsible for the increase in average indebtedness were the acquisition of QuickNet, the payments of deferred purchase obligations and the investment in the upgrade of our networks in Germany. Interest expense includes non-cash amortization of finance fees of Euro 1,645,000.

    OTHER INCOME. Other income was Euro 205,000 in the first quarter of 2001 and relates to a partial recovery on a third party note which originated from the sale of certain non strategic cable television subscribers in 1998.

    LOSS FROM OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS. Loss from continuing operations before income taxes and other items decreased by Euro 11,791,000 for the reasons discussed in the above sections from Euro 27,085,000 in the first quarter of 2001 to Euro 15,294,000 in the first quarter of 2002.

    INCOME TAX (EXPENSE) BENEFIT. Income tax benefit ofEuro 2,420,000 was recorded in the first quarter of 2002, compared toEuro 460,000 in the first quarter of 2001.

    MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES. Minority interest in net income of subsidiaries declinded by Euro 22,000 to Euro 14,000 in the first quarter of 2002.

    EQUITY LOSS IN AFFILIATE. Equity loss in affiliate of Euro 64,000 represents our share of the first quarter losses recorded by MAINZ-KOM, a city carrier in Mainz. We maintained a 22.0% interest in MAINZ-KOM in the first quarter of 2001.

    LOSS FROM OPERATIONS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES. Loss from operations before extraordinary loss and cumulative effect of change in account principle decreased from Euro 26,725,000 to Euro 12,888,000 for the reasons discussed in the above sections.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. In January 2001, the Company recorded a charge of Euro 946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES.

    NET LOSS. Net loss decreased from Euro 27,671,000 in the first quarter of 2001 to Euro 12,888,000 in the first quarter of 2002. The primary factor for the decrease was the decrease in noncash depreciation and amortization coupled with improved operating results.

    EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus noncash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 14.8% from Euro 16,321,000 for the three months ended March 31, 2001 to Euro 18,735,000 for the three months ended March 31, 2002, Adjusted EBITDA increased from Euro 17,165,000 for the three months ended March 31, 2001 to Euro 19,246,000 for three months ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically relied on three sources for necessary funding:

          (i)   cash flow from operations,

          (ii)  sale-lease back transactions, and

          (iii) borrowings under its bank facilities.

    At March 31, 2002, our aggregate consolidated indebtedness was approximately Euro 861,366,000, comprised of approximately Euro 845,892,000 of bank debt outstanding, Euro 8,417,000 of capital leases obligations, and Euro 7,057,000 of deferred purchase obligations.

    For the three months ended March 31, 2002 we generated net cash of Euro 8,844,000 from operating activities.

    For the three months ended March 31, 2001 we used cash in investing activities of Euro 10,246,000. Net cash provided by financing activities amounted to Euro 678,000.

    Of the approximately Euro 9,913,000 we invested in capital expenditures for the three months ended March 31, 2002 most was invested to improve the technical standards of the network in The Netherlands to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will continue to increase our capital expenditures in the near future to further upgrade existing or newly acquired cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

    Substantial amounts of depreciation and amortization expense and the noncash compensation expenses associated with our stock option plan contributed to our net losses. These expenses, however, did not result in a current outflow of cash.

    We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the three months ended March 31, 2002, was Euro 18,735,000 and Euro 19,246,000 respectively. Included in interest expenses of Euro 14,265,000 for first quarter ended March 31, 2002, was noncash amortization of capitalized financing fees of Euro 1,645,000 and interest income of Euro 1,832,000 due to the increase in the fair value of our interest rate caps and collars in the first quarter of 2001.

    On September 18, 2000, PrimaCom Management entered into a Euro 1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. As required by a condition to the senior secured facility, PrimaCom AG also entered into a Euro 375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, the Company or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than

13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of PrimaCom's equity capital at prices based on relevant market values.

    We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either the Company or the lenders under the senior facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

    On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders' meeting held on August 28, 2001. Between the date on which our credit facilities were entered into in September 2000 and August 2001 when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately Euro 25,000,000.

    On March 26, 2002, the Company completed the refinancing of its senior and working capital facilities. The amended working capital facility was conditionally replaced by a Euro 375,000,000 convertible second secured term loan facility, which was drawn down full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to Euro 625,000,000. The agreements with our lenders under the convertible second senior term loan provide that certain terms of that facility must be approved by our shareholders at a meeting we intend to convene in June, 2002. If these amendments are not approved by the vote of 75% of the shareholders represented at that meeting, our amended loan facilities will revert to their prior terms, namely the terms of our senior secured and working capital facilities prior to amendment, subject to a reduced lending commitment under the senior facility of Euro 625,000,000. Payment of interest at the rate required by the original terms of our loan facilities would result in a breach of financial covenants in those facilities and, unless that breach were waived by the lenders or we were able to agree other amendments with our lenders, our payment obligations under those loan facilities could be accelerated and become immediately payable. If our indebtedness were accelerated and we were unable to refinance, we would be forced to seek protection under applicable insolvency laws.

    The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

                                                 AVAILABLE
                                             COMMITMENT (Euro)
                                             -----------------
         o    December 31, 2002                 625,000,000
         o    December 31, 2003                 594,500,000
         o    December 31, 2004                 533,500,000
         o    December 31, 2005                 472,500,000
         o    December 31, 2006                 411,500,000
         o    December 31, 2007                 335,250,000
         o    December 31, 2008                 225,450,000
         o    December 31, 2009                           -


    The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

         o    incurring  debt,

         o    encumbering revenues or assets,

         o    lending funds to third parties or assuming liabilities,

         o    disposing of revenues or assets, and

         o    paying dividends or making distributions.

       The senior secured facility contains several events of default in addition to the following:

         o amendment, suspension or termination of certain contracts which results in a material adverse change, and

         o a regulatory change in the environment in which we operate, which results in a material adverse effect.

    The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

    The senior secured facility is secured by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

    The interest on the senior secured facility accrues at LIBOR plus an applicable margin of between 0.75% and 2.50%, depending on the ratio of total debt to Adjusted EBITDA. At March 31, 2002 the applicable margin was 2.25%.

    The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and noncash components. The noncash interest is added to the principal outstanding under the facility and will then incur further noncash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial Euro 375,000,000 principal amount of the facility. All-in interest is initially 18% and increases to 20% over time. The cash, noncash and all-in interest rates are set out on the following schedule:


                                                        CASH RATE      NONCASH RATE      ALL-IN RATE
                                                        ---------      ------------      -----------
March 26, 2002          -   September 30, 2002               8.0%               10%              18%
October 1, 2002         -   December 31, 2002                8.5%             10.5%              19%
January 1, 2003         -   March 31, 2003                   9.5%              9.5%              19%
April 1, 2003           -   June 30, 2003                   10.5%              8.5%              19%
July 1, 2003            -   September 30, 2003              11.5%              8.5%              20%
October 1, 2003         -   final maturity                    12%                8%              20%


    The convertible second secured term loan facility may be prepaid in whole or in part at any time at the option of the Company and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount PrimaCom prepays to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

    The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG's equity capital at prices based on relevant market values. If the facility is repaid in full prior to March 26, 2003, the lenders have agreed to forego their rights to exercise these contingent value rights.

    At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may convert their outstanding loans into shares of PrimaCom Management having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, divided by the total nominal value of all PrimaCom Management shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management.

         The convertible second secured term loan facility is guaranteed by PrimaCom Management and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management.

    INTRODUCTION OF EURO COMPLIANCE

    On January 1, 1999, 11 of the 15 member countries of the EU, including Germany and The Netherlands, adopted the Euro as their common legal currency in addition to their existing currencies. We use licensed software for our financial accounting system and subscriber management system. The total cost of acquiring upgrades and achieving Euro compliance did not have a material effect on our consolidated financial position and results of operations. At January 1, 2002 we were fully Euro compliant.

    EMPLOYEES


On March 31, 2002 PrimaCom and subsidiaries had total of 817 employees comprised of 697 full time and 120 part time employees. On March 31, 2001 there were a total of 612 employees.


                                                     MARCH 31,            DECEMBER 31,           MARCH 31,
                                                       2001                   2001                 2002
                                                 shares     options    shares      options   shares     options
EXECUTIVE BOARD (VORSTAND)
Paul Thomason (speaker)                          146,969    100,000    146,969     100,000   146,969    100,000
Hans Wolfert                                                100,000                100,000              100,000
Prof. Dr. Stefan Schwenkedel (*4)                                                                       100,000


BOARD OF DIRECTORS (AUFSICHTSRAT)
Dr. Christian Schwarz-Schilling (Vors.)
Boris Augustin                                     3,464                 3,464                 3,646
Peter Bogner
Dr.Klaus v. Dohnanyi
James Hoch (*5)
Paul t'Hoen (*1)                                                           (*1)
Shane O'Neal
Massimo Prelz-Oltramonti (*2)                      2,500                   (*2)
Brigitte Preuss (*3)                             321,997               166,997               166,997
Roland Steindorf                                                           (*1)

TOTAL                                            474,930    200,000    317,430     200,000   317,612    300,000



*1   Mr. t'Hoen and Mr. Steindorf resigned from the Board of Directors on
     August 28, 2001. At this date they held no PrimaCom shares or options.
*2 Mr. Prelz-Oltramonti resigned from the Board of Directors on October 17, 2001. At this date he held 2,500 PrimaCom shares.
*3 From the shares held by Mrs. Preuss 166,997 shares are held by Mr. Wolfgang Preuss in trust for Brigitte Preuss and over which they have shared voting power.
*4 Dr. Schwenkedel resigned as a Director effective February 28, 2002 and was appointed to the Executive Board effective March 1, 2002.
*5   Mr. Hoch resigned from the Board of Director effective March 22, 2002



FORWARD LOOKING STATEMENTS

    This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.